Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ELEVENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IRONWOOD PHARMACEUTICALS, INC.

Ironwood Pharmaceuticals, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Eleventh Amended and Restated Certificate of Incorporation of Ironwood Pharmaceuticals, Inc. (the “Certificate of Incorporation”), filed with the Secretary of State of the State of Delaware.

SECOND: Sections B and C of Article VII of the Certificate of Incorporation are hereby amended and restated in their entirety as follows:

B.                                    Directors; Election; Term of Office.

1.                                      Until the Company’s 2022 annual meeting of stockholders, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively.  Class III directors elected at the 2019 annual meeting of stockholders shall have terms expiring at the 2022 annual meeting of stockholders.  Notwithstanding the foregoing, at the 2020 annual meeting of stockholders, the successors of the Class I directors whose terms expire at that meeting shall be elected for terms expiring at the 2021 annual meeting of stockholders; and at the 2021 annual meeting of stockholders, the successors of the Class II directors whose terms expire at that meeting shall be elected for terms expiring at the 2022 annual meeting of stockholders.  Commencing with the 2022 annual meeting of stockholders, the classification of the Board of Directors shall cease, and all directors shall be elected for terms expiring at the next succeeding annual meeting of stockholders.  Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal.

2.                                      For so long as the Board of Directors is classified, in the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned by the Board of Directors among the three classes of directors.

3.                                      No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.  Any election of directors by stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.  The directors of the Corporation need not be elected by written ballot unless the By-laws of the Corporation so provide.

C.                                    Removal.  Subject to the preferences applicable to any series of Preferred Stock, for so long as the Board of Directors is classified, the directors of the Corporation may be removed only for cause by the stockholders entitled to vote thereon; thereafter, the directors of the Corporation may be removed with or without cause by the stockholders entitled to vote thereon.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Mark Mallon, its Chief Executive Officer, and attested to by Halley E. Gilbert, its Chief Administrative Officer & Senior Vice President, Corporate Development, this 30th day of May, 2019.

IRONWOOD PHARMACEUTICALS, INC.

		By:	/s/ Mark Mallon

		Name:	Mark Mallon
		Title:	Chief Executive Officer
ATTEST:

By:	/s/ Halley E. Gilbert

Name:	Halley E. Gilbert
Title:	Chief Administrative Officer & Senior Vice President, Corporate Development